Mail Stop 3561

September 23, 2008

Allen Huie, Chief Executive Officer
China Renewable Energy Holdings, Inc.
Suite 802, Beautiful Group Tower
74-77 Connaught Road Central
HONG KONG

> **Re:     China Renewable Energy Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 26, 2008**
> **File No. 333-150544**
> **Quarterly Report on Form 10-Q for the Period Ended June 30, 2008**
> **Filed August 14, 2008**
> **File No. 0-52918**

Dear Mr. Huie:

   We have reviewed your filings and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Amendment No. 2 to Form S-1

Outside Back Cover Page

1.  We note your response to comment 3 in our letter dated July 30, 2008.  Please include the Dealer Prospectus Delivery Obligation statement as required by Item 502(b) of Regulation S-K.

Selected Consolidated Financial Data, page 6

2.  We note that total liabilities as of December 31, 2006 and the weighted average number of shares outstanding for the six months ended June 30, 2006 differ from the amounts reflected in your financial statements as of and for these same periods. Please revise to address this inconsistency.

Combined Statements of Cash Flows, page F-19

3.  We note your response to comment 20 in our letter dated July 30, 2008. Please revise your statements of cash flows for each period.

Form 10-Q for the Period Ended June 30, 2008

Item 4T. Controls and Procedures, page 20

4.  We note your response to comment 22 in our letter dated July 30, 2008. In your Controls and Procedures section in your quarterly report for the period ended June 30, 2008, you state that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Also, you state that your "President who also serves as [y]our principal financial and accounting officer" concluded that your disclosure controls and procedures "were effective." Please confirm for us, if true, that your "principal executive officer" and your "principal financial officer" concluded that your disclosure controls and procedures were effective at the reasonable assurance level for which they were designed. Further, please confirm for us that you will include this revised disclosure in future filings.

*　　*　　*　　*　　*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact, Anthony Watson, Staff Accountant, at (202) 551-3318 or Robyn Manuel, Senior Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact

Allen Huie
China Renewable Energy Holdings, Inc.
September 23, 2008
Page 3

Ramin Olson, Attorney-Advisor, at (202) 551-3331, John Fieldsend, Attorney-Advisor, at (202) 551-3343, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc:     Roxanne K. Beilly, Esq.
         Schneider Weinberger & Beilly LLP
         Via Facsimile